

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2025

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

      Re: Delixy Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed December 19, 2024
           File No. 333-283248

Dear Dongjian Xie:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Dilution, page 32

1.   Please revise your calculations of the historical and pro forma net tangible book value amounts and related per share amounts as of June 30, 2024 to exclude the deferred offering costs.

  Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye